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Investor Factsheet
neulion.com

NeuLion offers solutions that power the highest quality digital experiences for live and on-demand content up to 4K anywhere, on any device. Through its end-to-end technology platform, NeuLion enables digital content management, distribution and monetization across the entire ecosystem — content owners, content creators and consumers. The company's complete OTT and TVE solution reduces complexities for content rights holders, speeds time to market and enables scalability.

GROWTH INITIATIVES

- Land new clients
- Expand existing relationships
- Enhance technology and product offerings
- Strategic partnerships and acquisitions

INVESTMENT HIGHLIGHTS

- Enormous industry tailwinds and market opportunity
- Proprietary, turnkey, end-to-end, cloud-based configurable solution
- Large, well-known blue-chip customer base
- Compelling financial metrics
- Respected and experienced leadership team

EMPOWERING THE ECOSYSTEM

Multi-Screen OTT & TVE Platform	Consumer Electronic Licensing	Professional Content Tools & Technologies	Consumer Software

BLUE CHIP CUSTOMER BASE

Sports & TVE	Technology Value Chain	Consumer Electronics
NHL, NFL, NBA, MLS, UFC, Univision, T, SKY, WSL, ROGERS	Adobe, CISCO, grass valley, Microsoft, harmonic, HARRIS, DOLBY, EVS, real	SAMSUNG, Panasonic, SHARP, PHILIPS, QUALCOMM, TOSHIBA, LG, BROADCOM, MStar semiconductor

From content creators and providers to technology and consumer electronics

ACCELERATING ADOPTION OF DIGITAL VIDEO DRIVING NEULION'S GROWTH

Internet Video Traffic (Exabytes) (1)

120
90
60
30
0
33% CAGR
25
104.9
2014
2019

Growth of 4K Resolution and Adoption
Global 4K-enabled TV Shipments (Millions of Units) (2)

124
100
75
50
25
0
72% CAGR
11.6
100+
2014
2019

(1) Cisco VNI Global IP Traffic Forecast 2014-2019 as of May 2015
(2) Cisco VNI Global IP Traffic Forecast 2014-2019 as of February 2015

DEVICE AGNOSTIC



Smartphone & Tablets	
Smart TV's	
Gaming Devices & 3rd Party STB	

COMPETITIVE ADVANTAGES

- Speeds time to market
- Drives new revenue
- Reduces complexities for content rights holders
- Combines software, technology and operational services
- Multi-dimensional monetization
- Creates meaningful experiences that engage, retain and grow customers

SCALABLE REVENUE MODEL

Recurring Revenue Model



5%
40%
55%

- **NeuLion Digital Platform**
  - Subscription basis
    - # of channels, events
    - # of connected devices
  - Variable basis
    - Volume of digital video content
    - Level of advertising & ecommerce activity
    - Support Services
- **DivX & MainConcept**
  - Subscription license agreements and variable per unit fees

■ Setup   ■ Fixed/License Fees   ■ Variable

Increasing NeuLion Customer Usage

Petabytes Streamed [1]

Usage has almost tripled since 2013



82PB — 2012
154PB — 2013
227PB — 2014
300PB+ — 2015

FINANCIALS

Operating Results

	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14
Total Revenue	$22.7	$21.7	$16.5	$12.2	$13.4
Non-GAAP Adjusted Gross Margin	81%	80%	75%	77%	74%
SG&A*	$11.4	$9.9	$8.0	$6.3	$6.4
R&D	$7.5	$5.3	$2.1	$2.1	$2.2
Non-GAAP Adjusted EBITDA	$2.5	$6.8	$3.5	$1.3	$1.6
GAAP Net Income (Loss)	$(3 2)	$(0.5)	$1.6	$0.2	$0.6
Diluted EPS	$(0.01)	$0.00	$0.01	$0.00	$0.00

- High margin business with increasing revenue momentum
- Crossed over the GAAP profitablility in Q4 2013
- First and fourth quarters are seasonally strongest
- Q1 2015 includes 2 months of DivX

Balance Sheet

(in $000)	6/30/2015	12/31/2014
Cash & Equivalents	34,059	25,898
Receivables*	22,519	8,056
Total Current Assets	61,131	36,287
Payables	6,996	14,362
Deferred Revenue	9,364	9,602
Total Current Liabilities	24,100	29,212
Working Capital	37,031	7,075
Other Long-Term Liabilities	6,994	2,673
Total Redeemable Preferred Stock	14,970	14,955
Total Equity	61,627	5,099
Total Liabilities and Equity	107,691	51,938

* Reflects accounting for the DivX acquisition

Stock Information

Toronto	NLN.TO	
Stock Price (CAD) (5/19/15)	1 52	
52wk Range (CAD)	0.85 - 1.72	
Shares Outstanding	244.2M	
Market Cap (CAD)	371 2M [$282.1M USD]	

Research Coverage
Beacon Securities
Cormark Securities
M Partners
Wunderlich Securities

Contact Information

Company Contact
Chris Wagner
NeuLion, Inc.
516-622-8300

Investor Contact
Ed McGregor/Jody Burfening
LHA
Phone: 212-838-3777
emcgregor@lhai.com